[Dick’s Sporting Goods letterhead]
June 21, 2011
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0503
Attn.: Ronald Alper

Re:	Dick’s Sporting Goods, Inc. Form 10-K for the Fiscal Year Ended January 29, 2011 Filed March 18, 2011 File No. 001-31463
Dear Mr. Alper:
This letter is being provided at your request by Dick’s Sporting Goods, Inc. (the “Company”) in connection with correspondence filed on the Company’s behalf on June 17, 2011, in which the Company agreed, in response to a comment orally communicated by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to re-file the Company’s Second Amended and Restated Credit Agreement dated as of July 28, 2004, as then amended, and to include all corresponding schedules and exhibits, with the Company’s next quarterly report filed on Form 10-Q.
As requested by the Staff, the Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact me at (724) 273-3229.

Very truly yours,
/s/ Timothy E. Kullman
Timothy E. Kullman
Executive Vice President- Finance, Administration and Chief Financial Officer